

June 14, 2007

Via Facsimile (973) 597-2399 and U.S. Mail

Laura R. Kuntz, Esq.
Lowenstein Sandler
65 Livingston Avenue
Roseland, NJ 07068

> **Re: Wilshire Enterprises, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 13, 2007**
> **File No. 001-04673**

Dear Ms. Kuntz:

We have reviewed the above-referenced filing and have the following comments.

Revised Preliminary Schedule 14A

Proposal 1. Election of Directors, page 8

1.   We note your response to previous comment 7. Please disclose in the proxy
statement the information required by Item 5(b)(1)(vi)-(xii) of Schedule 14A.
Note that incorporation by reference into a proxy statement is permitted only to the
extent permitted by each Item in Schedule 14A and Item 5 does not permit
incorporation by reference. See Note D to Schedule 14A.

Possible Stockholder Proposal, page 22

2.   We note in the preliminary proxy statement by Full Value Partners that this
proposal is intended to be precatory. Please clarify this in your disclosure here and
in the last paragraph of the cover page.

Closing Comments

Please amend the preliminary proxy statement in response to these comments.
Clearly and precisely mark the changes to the preliminary proxy statement effected by
the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may
have further comments upon receipt of your amendment; therefore, please allow adequate
time after the filing of the amendment for further staff review.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions